Filed Pursuant To Rule 433

Registration No. 333-275079

March 1, 2024

CHEDDAR (TV): Opening Bell with Dave LaValle

KRISTEN SCHOLER: Welcome back to cheddar's opening Bell, everyone. I'm Kristen Scholer here at the Stock Exchange. Well bitcoin has smashed records in recent days as it approaches its all-time high of $69,000 a token. And its come alongside a record high trading volume for the spot bitcoin ETFs that were approved in January so joining me now after ringing the opening bell is grayscale global head of etfs Dave LaValle. Dave, thank you for joining.

GLOBAL HEAD OF ETFS, GRAYSCALE INVESMENTS, DAVID LAVALLE: Thank you so much for having me.

SCHOLER:What does this mean for the cryptocurrency space?

LAVALLE: Well, look, it's about validation when you have some of the largest asset managers in the world and some of the largest banks in the world. You know, focusing on ensuring that these bitcoin ETFs are operating efficiently in the market about validation for the space. But more importantly, this is about, you know, a battle tested wrapper in the etf. And these have been building blocks for clients portfolios for 30 years now. And it's opening up the opportunity for bitcoin in the broader digital currency. You know, asset space who have allocated to, you know, the advised wealth. And that's 30 trillion in assets in the u.s. market. So it's incredibly exciting.

SCHOLER: What is the action the demand that Grayscale’s seen for its bitcoin etf since it launched?

LAVALLE: I mean, first you start we’re on the floor of the New York Stock Exchange. Some the volumes that we have seen, I mean, have been absolutely astronomical in the past couple of days, we've seen, you know, GBTC be in, you know, the top 10 or top 15 of all etfs trading in the u.s. markets. That's an incredible stat. These products are, you know, less than 2 months old. So it's really, you know, showing the demand profile and the opportunity for investors to utilize bitcoin etfs, but also capital Markets allocators to use them for exposure for their, you know, for their portfolios as well.

SCHOLER: What do you our viewers, potential investors need to know about your bitcoin etf if they're interested in buying it?

LAVALLE: I always say that not every bitcoin excuse me not every etf is created equally and not every etf issuer is created equally. grayscale as a crypto specialist. We have a 10-year track record on our product we’re, you know, the largest by assets. We have deep, deep pools of liquidity. So ensure that you're, you know, looking at websites and educating yourself on the products and making sure it's the right fit for you and for your client's portfolio.

SCHOLER: Bitcoin back on track to surpass that all time record, right? i think roughly $69,000, a token that we've seen several years ago, not quite there yet, but certainly trading above 60,000 a piece this week, helped by the approval of some of these spot bitcoin etfs. What's your outlook in terms of how high this cryptocurrency can climb?

LAVALLE: Yes, so look, I'm not a bitcoin price prognosticator nor am I an economist. but look, this is about supply and demand. The demand profile is significantly increasing. We have the opportunity for wealth management platforms and advisors to make allocations to bitcoin through bitcoin ETFs. And in about a month we have a halving coming up. So the supply is going to decrease. So demand significantly increasing and supply decreasing. i don't know. I think that's positive for price impact.

SCHOLER: So price impact, of course, is something that will be following here on Cheddar. But the halving the bitcoin halving I see is expected that's happening in April?

LAVALLE:in April.

SCHOLER:And how has that typically impacted transactions and trading around the cryptocurrency.

LAVALLE: Well, historically, it's, you know, decreases supply and there can be a positive net positive impact of the price of bitcoin. But we've never seen it in the context of bitcoin etfs being in market and a really, you know, very broad and vast user base has expanded over the past. You know, couple of months with bitcoin etfs coming online. So we think that this could be incredibly positive for bitcoin prices. But again, ETFs have been building blocks for clients for 30 years. Now we anticipate these allocations to continue.

SCHOLER: What does the halving mean?

LAVALLE: So the halving means that for each block of bitcoin that is going to be mined, those miners will receive half as much bitcoin as they have in the past. And so this is been coded in you know, into the bitcoin code. And so it's not something that, you know, people are going to be shocked by. It's actually something that has been anticipated. And so it happens every 4 years and, you know, half of the bitcoin will come online with each block that's been mined and so that decreases the supply. And with this increasing demand, we think it's really going to be positive for prices.

SCHOLER:Why is it important to list this bitcoin etf here at the Stock Exchange.

LAVALLE:Look at the New York Stock Exchange is about innovation. Grayscale is about innovation you know, and this is about a partnership that has been going for about 10 years. In 2013, we had a vision to create GBTC and ultimately become an etf. The New York Stock Exchange is the home of ETF's. And we've been partnering with them. i mean, it's been 3 presidents at the New York Stock Exchange that we've been partnering with to get this over the finish line. We obviously, you know, got this regulatory approval, brought this to market in January and have seen the benefits sense.

SCHOLER: So bitcoin is first bitcoin etfs, Ethereum ETFs. Those are on the horizon. Is that the case?

LAVALLE:Well, we have a filing in front of the sec we're eagerly anticipating the decision that the sec will have come June. And we’re operationally ready. And we anticipate with an approval that we would uplist our flagship Ethereum product to become an etf as well.

SCHOLER:How does the bitcoin etf differ from the ethereum etf?

LAVALLE:Well, it's very simple. These are based on 33 Act, Delaware grantor trusts based upon kind of how GLD the flagship kind of goal product came to market. And so these are very simple products. GLD holds gold GBTC holds Bitcoin ETHE holds Ethereum. So currently ETHE is trading on the otc markets as a private placement. And we hope to have this regulatory approval to allow for ETHE to be uplisted to become an etf as well.

SCHOLER:What's the breakdown that you see? Let's talk about the bitcoin etf for now right? That's with a big celebration is today and certainly what we’ve seen throughout this year. What's the breakdown in terms of interest from retail investors versus institutions?

LAVALLE:So as I've always said that ETFs are about democratizing access to an investment. And even 30 years ago when we talk about spot and even now we talk about s&p 500 market cap weighted exposures, very plain vanilla. But in 1993, when this product came to market it was an institutional grade product that was made available and democratized to all investors. Similarly with the advent of the bitcoin etf coming to market. You know, you had enthusiast that were interested in bitcoin. And then you had, you know, some of the more sophisticated institutions interested in bitcoin. Now with the advent of spot bitcoin ETFs, you have the entirety of the marketplace. You have, you know, retail investors. You have advisors on wealth management platform. So this is about, you know, an ubiquitous and democratization of access to bitcoin. So it's really available for everybody.

SCHOLER: Well, so for a viewer who is watching and wondering, should I just invest in bitcoin outright or should i maybe invest in one of these ETFs that are now regulated, right? They got that got regulatory approval. We should know. What would you tell them?

LAVALLE: Grayscale is you know, big into optionality for their investors. So if you understand how to invest in bitcoin and you want to have the risk associated with managing your own keys and managing your own custody. And that's something you're comfortable with. Then that's certainly something that's available for you. But if you want the ease of having a financial product that fits into your portfolio that fits alongside all the other allocations of stocks and bonds and other ETFs. Then an etf is probably a really, really good, you know, opportunity for you to use the ETFs as a building block in your portfolio and have the tax reporting that comes along at the end of the year. With all of your other investments and really is kind of like an ease you know, managing your portfolio, your exposure.

SCHOLER: Dave, we appreciate it. Congratulations.

LAVALLE:Thank you so much.

SCHOLER: That's Dave LaValle global head of ETFs at Grayscale.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.